May 5, 2010

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C.  20549-0306

Re:          Cablevision Systems Corporation
CSC Holdings, LLC
Form 10-K for the year ended December 31, 2009
Filed February 25, 2010
File No. 001-14764 and 1-0946

Dear Mr. Spirgel:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated April 22, 2010, concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) of Cablevision Systems Corporation (“Cablevision”) and CSC Holdings, LLC (“CSC Holdings”) (Cablevision and CSC Holdings are collectively referred to as the “Company”).

Form 10-K for the year ended December 31, 2009

Item 6 Selected Financial Data, page 42

1.                                      Refer to footnote 4 at the bottom of page 44.  Please explain to us what you mean by “For purposes of this calculation, both revenue and average number of basic video customers exclude the Company’s Optimum Lightpath operations because Optimum Lightpath’s third-party revenues are unrelated to the Company’s cable television system customers.”

Company Response:  The Company’s Telecommunications Services segment generates revenue principally from (1) the provision of video, high-speed data, and Voice over Internet Protocol (“VoIP”) services to our cable television system customers, and (2) the provision of switched services, private line and advanced networking features, including broadband access, primarily to medium and large commercial organizations.  The switched services, private line and advanced networking features are provided by Optimum Lightpath, the Company’s local exchange carrier.  The purpose of the “average monthly revenue per basic video customer” measure is to demonstrate the revenues generated per basic video customer by the cable system’s video, high-speed data and VoIP services.  Revenues of Optimum Lightpath are excluded from this measure because the sources of its revenue are unrelated to the cable system’s video customers. This information and the information set forth below was described in the Company’s response to Comment #1 from the Staff dated June 2, 2006 to the Staff’s May 19, 2006 comment letter, and the Company’s response to Comment #1 from the Staff dated June 29, 2006 to the Staff’s June 15, 2006 comment letter (both relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005).

The reference to “third-party revenues” is intended to clarify that prior to segment consolidation and intra-segment eliminations, Optimum Lightpath derives intercompany revenues from the provision of interconnection and call completion services to the Company’s cable system VoIP service.  However, as these revenues eliminate in consoldiation and their inclusion in this calculation would result in effectively double counting a portion of the revenues derived from VoIP end-users, they are appropriately excluded from the calculation.

Critical Accounting Policies, page 53

2.                                      We note that your cable television franchises indefinite-lived intangible assets accounted for approximately 8% of total assets as of December 31, 2009.  In light of the significance of the cable franchises, please disclose the following information for each unit of accounting (with a material license balance) that faces impairment risk:

•                  A description of key assumptions that drive fair value in your discounted cash flow methodology.  Addressing ASC Topic 805-20-S99-3, describe the method you used to isolate the cash flows associated with the intangible asset.  If you used a hypothetical build-up or start method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your performance analysis.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Please provide us with your proposed disclosure in response to this comment.

Company Response: The Company has determined that its cable television franchises (which are recorded at $731,848,000 and are recognized in the Telecommunications Services reportable segment) represent one unit of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 350-30, General Intangibles Other than Goodwill (formerly EITF 02-7, Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets).  The analysis for this determination was set forth in the Company’s response to Comment #8 from the Staff dated May 7, 2009 to the Staff’s April 3, 2009 comment letter (“May 7, 2009 Comment Letter”), which is consistent with the Company’s response letter dated March 15, 2004 to the Staff in response to the Staff’s comment letter dated December 31, 2003.

The Company’s cable television systems are operated in the New York City metropolitan area (New York, New Jersey and Connecticut) under non-exclusive franchise agreements with state and/or municipal franchising authorities.  The franchises are separate, but all of the Company’s various franchised cable system operations throughout the New York City metropolitan area are interconnected to each other.  The Company’s cable television system serves approximately 3.1 million basic video subscribers in the aggregate, managed centrally in Bethpage, New York.  Historically, the Company had focused in its rebuild effort and otherwise, to consolidate headends and customer service centers throughout its footprint.  Other than for regulatory, tax and franchise requirements, the system is managed and accounted for as one cable television system.  The Company believes that its situation is unique among the major cable operators in the United States in that the Company’s cable television system is operated as one interconnected geographical cluster in the New York City metropolitan area.  In following the guidance in ASC Topic 350-30, the Company believes that the most persuasive evidence supports our conclusion that our cable television franchise indefinite-lived intangibles should be assessed as a single unit of accounting for purposes of testing for impairment.  Refer to Comment #8 in the May 7, 2009

Comment Letter (pages 18 to 21) for a detailed analysis of the indicators described in ASC Topic 350-30 that two or more indefinite-lived intangible assets should be combined as a single unit of accounting for impairment testing purposes.

Further, as described in the Company’s response to Comment #7 to the May 7, 2009 Comment Letter, the Company had a greater than 800% safety margin with respect to our cable television franchise indefinite-lived intangible asset when the Company performed its annual impairment test in the first quarter of 2009.  Safety margin represents the excess of the estimated fair values of the cable television franchise unit of accounting less their respective carrying values divided by their respective carrying values.  Consistent with the first quarter of 2009, the Company’s safety margin for the annual impairment test in the first quarter of 2010 was also greater than 800%.

As a result of these significant safety margin percentages in 2010 and 2009, the Company does not believe disclosure of the key assumptions that drive fair value in the Company’s discounted cash flow methodology (e.g., discount rates, how these discount rates were determined, assumed growth rates, period of assumed growth rates, determination of terminal value, the associated market risk premiums, or valuation methodology the Company used to isolate the cash flows associated with the cable franchise indefinite-lived intangible asset), would be useful or material to an investor because any reasonable variation in these assumptions would not result in an impairment of the Company’s cable television franchise indefinite-lived intangible asset.

Note 16.  Benefit Plans, page I-65

3.                                      We note that your expected rate of return on plan assets was reduced to 4.00% for the year ended December 31, 2009 versus 7.41% for the year ended December 31, 2008, a 46% decrease.  We also note on page I-71 that you did reallocate[~~d~~] your assets by 8% and 7% for the Cablevision[~~‘s~~] Plan and the MSG Plans, respectively, to include more cash equivalents versus fixed income securities.  However, we are not clear as to why a 7-8% reallocation would impact the expected rate of return on plan assets by approximately 46%.  Please explain and provide your analysis.

Company Response:  As disclosed on page I-70 of the Company’s Form 10-K, “The Company’s expected long-term return on plan assets is based on a periodic review and modeling of the plan’s asset allocation structure over a long-term horizon.  Expectations of returns for each asset class are the most important of the assumptions used in the review and modeling and are based on comprehensive reviews of historical data, forward looking economic outlook, and economic/financial market theory.”

The expected rate of return assumptions used for our calculation of net periodic benefit cost relating to the Cablevision Qualified Defined Benefit Plan (“Cablevision Qualified Plan”) and for the Madison Square Garden Qualified Defined Benefit Plans (“MSG Qualified Plans”) for the year ended December 31, 2008 were based on a target asset allocation as of January 1, 2008, of 60% equities and 40% fixed income securities for the Cablevision Qualified Plan, and 50% equities and 50% fixed income securities for the MSG Qualified Plans.  Based on the historical real returns on these target asset allocations and the modeling of these target asset allocations structure’s over a long-term horizon, it was determined that a 7.91% and 7.41% return were reasonable estimates to use in the calculation of the net periodic benefit cost for the Cablevision Qualified Plan and MSG Qualified Plans, respectively, for the year ended December 31, 2008.

As a result of the world-wide financial crisis that occurred in the latter part of 2008, and as disclosed on page I-71 of the Company’s Form 10-K, “In November 2008, the Master Trust’s investment objectives were amended to reflect an overall lower risk tolerance to stock market volatility.  The amended investment objectives modified the target asset allocations so that any equity investments held by the Master Trust would be reinvested in cash, cash equivalent investments and/or other appropriate fixed income investments.”  As such, at January 1, 2009, the target asset allocation was changed to 45% fixed income securities (consisting of an investment in a U.S. Long-Term Government/Credit bond fund) and 55% of cash equivalents for the Cablevision Qualified Plan; and 75% fixed income securities (consisting of an investment in an extended duration U.S. Treasury bond fund) and 25% cash equivalents for the MSG Qualified Plans.  As a result of these new target asset allocations and based upon economic/financial and market assumptions, reviews of financial data, forward looking economic outlooks, the historical returns as well as modeling of these asset structures over a long-term horizon, the expected rate of return utilized for the Company’s calculation of net periodic benefit cost for the year ended December 31, 2009 was reduced to 4.0% for both the Cablevision Qualified Plan and MSG Qualified Plans.  Refer to the Company’s response to Comment #4 below for additional information regarding the determination of the expected rate of return utilized for our calculation of net periodic benefit cost for the year ended December 31, 2009 for both the Cablevision Qualified Plan and MSG Qualified Plans based on their respective target asset allocations.

4.                                      We note on page I-71 that your plan asset allocation for your Cablevision[~~‘s~~] Pension Plan and your plan asset allocation for your MSG and MSG Union Plans are significantly different.  For example at December 31, 2009[,] the Cablevision Pension Plan had 37% in fixed income securities and 63% in cash equivalents while your MSG Plans had 68% in fixed income securities and 32% in cash equivalents.  However on pages I-69 and I-70, it appears that the expected rate of return on plan assets for your Cablevision and MSG Plans is exactly the same (4.00% for the year ended December 31, 2009).  Please explain why the expected rate of return is the same for pension plans that have significantly different plan assets and investment policies.  Refer to your basis in accounting literature.

Company Response:   ASC Topic 715-30-35-47, Compensation-Retirement Benefits, Defined Benefit Plans — Pension (formerly Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions), states “the expected long-term rate of return on plan assets shall reflect the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation.  In estimating that rate, appropriate consideration shall be given to the returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment.”  The expected rates of return on plan assets for the Cablevision Qualified Plan and MSG Qualified Plans for the plan year ended December 31, 2009 were developed separately for each plan based upon the target asset allocation as of January 1, 2009, economic/financial and market assumptions, reviews of financial data, forward looking economic outlooks, the historical returns as well as modeling of these asset structures over a long-term horizon.

As noted in Comment #3, the target asset allocation used for the Company’s calculation of net periodic benefit cost for the plan year ended December 31, 2009 for the Cablevision Qualified Plan was 45% fixed income securities (consisting of an investment in a U.S. Long-Term Government/Credit bond fund) and 55% cash equivalents.  The target asset allocation for the MSG Qualified Plans was 75% fixed income securities (consisting of an investment in a extended duration U.S Treasury bond fund) and 25% cash equivalents.

The Cablevision Qualified Plan’s fixed income securities’ expected return was higher than the expected return for the MSG Qualified Plans’ fixed income securities.  The U.S. Long-Term Government/Credit fund (utilized for the target asset allocation for the Cablevision Qualified Plan) has fixed income securities with an approximate duration of 12 years and is actively managed; whereas the U.S. Treasury bond fund (utilized for the target asset allocation for the MSG Qualified Plans) has fixed income securities with an approximate duration of 20 years and is not actively managed.  As a result of the shorter duration (12 years vs. 20 years) in an expected increasing interest rate environment, credit spreads and higher expected alpha due to active management, the expected return for the U.S. Long-Term Government/Credit fund (utilized for the target asset allocation for the Cablevision Qualified Plan) was higher than the expected return for the U.S. Treasury bond fund (utilized for the target asset allocation for the MSG Qualified Plans). The cash equivalents (utilized for the target asset allocation) for both plans are expected to yield the same return.

In summary, the expected rate of return of 4.0% for the Cablevision Qualified Plan was developed based upon a target asset allocation of 45% in a U.S. Long-Term Government/Credit Bond Fund and 55% in cash equivalents.  The MSG Qualified Plans expected rate of return of 4.0% was developed independently based upon a target asset allocation of 75% in an extended U.S. Treasury bond fund and 25% in cash equivalents.  The expected rates of return for the Cablevision Qualified Plan and MSG Qualified Plans of 4.0% were coincidental, because the net effect of the Cablevision Plan’s lower weighting (45% of its asset allocation) of a higher performing bond fund was equal to the net effect of the MSG Qualified Plans’ higher weighting (75% of its asset allocation) of a lower performing bond fund.

Note 21.  Other Matters, page I-88

5.                                      We note that New York Department of Taxation and Finance has concluded their audit for the period June 1, 2006 through November 30, 2007 and has issued a Notice of Determination totaling approximately $16,000,000.  You also state that you intend to contest the determination vigorously and have not accrued any provision for such a claim.  Please tell us and disclose why you believe that you will not have to pay any amount and therefore a provision for this claim is not necessary[.]  Refer to your basis in accounting literature[.]

Company Response:  The accounting for and disclosure of this contingency, as set forth in Note 21 of the Company’s Form 10-K, is governed by ASC Topic 450-20, Loss Contingencies (“ASC 450-20”) (formerly Statement of Financial Accounting Standards No. 5, Accounting for Contingencies).  Under ASC 450-20, accrual of a loss contingency is required if both of the following conditions are met: (a) information available at the time of issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements, and (b) the amount of the loss can be reasonably estimated.

The Company has concluded that it does not have an accruable probable loss under the guidance set forth in ASC 450-20.  The State of New York is asserting that the Company should have remitted tax on 100% of the Company’s charges to New York customers for the Company’s VoIP service.  New York Tax Law § 1105(b)(1)(B) specifically excludes interstate and international telephone service from tax, and the State does not dispute that there are significant interstate/international components to the Company’s VoIP service.  Based in part on our reasonable calculation of our customers’ interstate and international usage, the Company collected and remitted sales tax on more than 75% of our VoIP receipts.  The State’s position that tax is due on the remainder of the Company’s VoIP receipts ignores New York Tax Law § 1105(b)(1)(B)’s explicit exclusion for interstate/international telephone service charges and should not be sustained.

ASC 450-20 requires that where, as in the case of the situation described in Note 21 of the Company’s Form 10-K, it is reasonably possible that a liability has been incurred, the disclosure must indicate the nature of the contingency and give an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made.  Accordingly, the Company has disclosed the amount of the New York State Department of Taxation and Finance’s assessment we received in March 2009.  We will also add an additional sentence to our disclosure in the Company’s Form 10-Q for the three months ended March 31, 2010 (see below), making clear such amount does not include any amounts that could be assessed for periods subsequent to November 2007, including additional interest.

The Company will include the following revised or additional disclosures in the combined notes to the consolidated financial statements in the Company’s Form 10-Q for the three months ended March 31, 2010 (underlined and strikethrough text represents changes to the original disclosure included in the Company’s Form 10-K for the year ended December 31, 2009):

“The Company has been under examination by the New York State Department of Taxation and Finance (“NYS”) for sales tax with regard to the Optimum Voice business for the period June 1, 2006 through November 30, 2007.  In March 2009, NYS ~~has recently~~ concluded the audit and issued a proposed assessment (~~Notice of Determination~~ “Notice”) totaling approximately $16,000~~for such period~~, including tax, interest and penalties.  The foregoing amount does not include any amounts which could be assessed for periods subsequent to November 2007, including additional interest.  The Notice is not a final assessment at this time, because the Company requested, on a timely basis, and obtained initial administrative review consisting of a non-binding mediation, and intends to request further review by the Division of Tax Appeals.  The principal audit issue is the amount of Optimum Voice revenue that should be subject to tax.  The Company collected and remitted sales tax on more than 75% of its VoIP revenue, based in part on the provision of New York state law that specifically excludes interstate and international telephone service from tax and the Company’s reasonable calculation of subscriber interstate and international usage.  NYS has asserted that all Optimum Voice revenue, less embedded sales tax included in the subscriber fee, bad debts and other customer adjustments, should be subject to sales tax.  The Company believes that it has substantial defenses to such claim and ~~based on, among other things, the provision of New York state law excluding interstate telephone service from taxation.  The Company intends~~will continue to vigorously contest the Notice~~determination vigorously~~.  No provision has been made for such claim in the accompanying condensed consolidated financial statements.”

*            *            *            *            *            *

In responding to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials, please call Wm. Keith Harper, Senior Vice President, Controller and Principal Accounting Officer, at (516) 803-1450, or the undersigned at (516) 803-1022.

Very truly yours,

/s/ Michael P. Huseby

Michael P. Huseby
Executive Vice President and
Chief Financial Officer

cc:	Kyle Moffatt
Inessa Kessman
Ivette Leon
(Securities and Exchange Commission)

Vice Admiral John R. Ryan USN (Ret.)
(Audit Committee Chairman)

Wm. Keith Harper
(Senior Vice President, Controller and Principal Accounting Officer)

Victoria D. Salhus
(Senior Vice President, Deputy General Counsel and Secretary)

John P. Mead
(Sullivan & Cromwell LLP)

Mario R. Dell’Aera
(KPMG LLP)